Paul Hastings
ATTORNEYS

Paul, Hastings, Janofsky & Walker LLP
875 15th Street, N.W. • Washington, DC 20005
telephone 202 551 1700 • facsimile 202 551 1705 • www.paulhastings.com

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(202) 551-1817
farrahshort@paulhastings.com

June 14, 2007

32724.00020

EXEMPTION FILE NUMBER: 82-34717

BY HAND DELIVERY

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of May 2007, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be

Dew 6/19

PaulHastings
ATTORNEYS

deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Respectfully submitted,

Farrah C. Short

Farrah C. Short
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.), Yamaha Corporation

LEGAL_US_E # 74924030.3

Schedule 1

Information Published, Filed or Distributed during May, 2007

1. Handout for Analyst and Investor Briefing on the Fiscal year ended March 31, 2007 (FY2007.3) (Exhibit 1)
2. Notice of Merger of Domestic Musical Instrument Sales and Marketing Subsidiaries (Exhibit 2)
3. Announcement of Reassessment of Capital Relationship between Yamaha Corporation and Yamaha Motor (Exhibit 3)
4. Notice concerning the Planned Sale of a Portion of Yamaha's Shares held in Yamaha Motor (Exhibit 4)
5. Revision of the Outlook for Cash Dividends for FY2008.3 and Announcement of Changes in the Basic Policy for Allocations of Profits (Exhibit 5)
6. Yamaha to Sell Its Interest in an Overseas Subsidiary (Exhibit 6)
7. Yamaha to Select an Independent Committee (Exhibit 7)
8. Notice Regarding Results of the Sale of Shares held by Yamaha in Yamaha Motor on May 22, 2007 (Exhibit 8)
9. Special Report submitted to Kanto Local Finance Bureau on May 22, 2007 (Exhibit 9)
10. Notice Regarding Results of the Sale of Shares held by Yamaha in Yamaha Motor on May 23, 2007 (Exhibit 10)
11. Special Report submitted to Kanto Local Finance Bureau on May 23, 2007 (Exhibit 11)
12. Yamaha Revises Consolidated and Non-Consolidated Outlook for FY2008.3 (Exhibit 12)
13. Yamaha to Establish Musical Instrument and AV Equipment Sales Subsidiary in Russia (Exhibit 13)

Exhibit 1

Analyst and Investor Briefing on the Fiscal Year Ended March 31, 2007

(FY2007.3)

May 1, 2007

YAMAHA CORPORATION

FY 2007.3 Results Summary

YAMAHA

➢ Sales and operating income rose year-on-year. Net income remained at a similar level to the previous year due to an increase in extraordinary losses

- Sales and operating income exceeded 3Q projections (issued on February 7).
- Musical instrument sales and income rose year-on-year and exceeded 3Q projections.
- Income from electronic equipment and metal products again fell year-on-year due to lower sales volumes of LSI sound chips for mobile phones.
- Sales of lifestyle-related products rose year-on-year driven by growth in system kitchens. Operating income remained at the same level as the previous year.
- Extraordinary losses of more than ¥10 billion were booked due to factors including impairment loss on transfer of resort facilities in FY2008.3 and dissolution of overseas plants.
- Discounting the impact of exchange rates (¥2 billion), actual inventory assets at term-end were ¥3.7 billion higher than 3Q projections and chiefly consisted of goods in process and materials.

Performance in FY2007.3

YAMAHA

- Sales and operating income rose year-on-year. Net income remained at the same level as the previous year due to higher extraordinary losses resulting from factors including impairment loss on resort facilities and dissolution of overseas production subsidiaries.

(Billions of yen)

	FY2006.3 Results	FY2007.3 Results	Increase/ decrease	Previous projections (Feb. 7)
Net sales	534.1	550.4	+16.3	542.5
Operating income (operating income ratio)	24.1 (4.5%)	27.7 (5.0%)	+3.6	26.0
Recurring profit (recurring profit ratio)	35.2 (6.6%)	42.6 (7.7%)	+7.4	41.0
Net income (net income ratio)	28.1 (5.3%)	27.9 (5.1%)	-0.2	30.5
Equity method income	14.8	17.8		17.8
EPS (yen)	136.0	135.2	-	
ROE (%)	9.5	8.4	-	

Currency exchange rates		FY2006.3	FY2007.3	Previous projections
Net sales	US$	113	117	116
	EUR	138	150	148
Operating income	US$	113	117	116
	EUR	135	144	143

Performance by Business Segment in FY2007.3

YAMAHA

Net Sales



Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
534.1
42.7
45.2
56.2
75.9
314.1
550.4
50.2
46.6
54.8
72.8
326.0
(+3.1%)
(+17.6)
(+3.1)
(-2.5)
(-4.1)
(+3.8)
542.5
47.5
46.0
55.0
72.0
322.0
FY2006.3
FY2007.3
Previous projections (for FY2007.3)

Figures in parentheses indicate year-on-year changes

Impact of exchange rates
Year-on-year: +¥14.7 billion
(musical instruments +¥11.2 billion, AV/IT +¥3.5 billion)
Versus previous projections +¥3.5 billion (musical instruments +¥2.8 billion, AV/IT +¥0.7 billion)

Operating Income

(Billions of yen)



24.1
1.2
7.9
2.1
14.1
-1.2
27.7
1.2
3.1
2.1
22.0
-0.7
26.0
1.0
3.0
1.5
21.0
-0.6
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
Recreation & others
FY2006.3
FY2007.3
Previous projections (for FY2007.3)

Impact of exchange rates
Year-on-year: +¥5.6 billion (musical instruments +¥4.8, AV/IT +¥0.9 billion, semiconductors -¥0.1 billion)
Versus previous projections: +¥0.4 billion (musical instruments +¥0.5 billion, AV/IT -¥0.1 billion)

Musical Instruments

YAMAHA

4Q Overview

- Discounting the effects of exchange rates, actual 4Q sales rose 0.4% year-on-year and were 1.6% above previous projections.
- 4Q operating income exceeded previous projections due to increased sales, gains from favorable exchange rates, and improved gross profit margins.
- Discounting the additional portion due to the impact of exchange rates, year-end inventories were generally in line with previous projections.



(Billions of yen)
77.1
79.9
75.9
Other products
Yamaha musical instruments
23.4
53.7
-1.5
24.3
55.6
1.7
22.5
53.4
0.7
FY2006.3
FY2007.3
Previous projections

FY2007.3 Overview

- Sales and income were up year-on-year.
- Operating income increased significantly from the previous year due to gains from favorable exchange rates and higher gross profit margins resulting from changes in sales structures.
- Discounting the effect of exchange rates, sales were at a similar level to the previous year.
- Professional audio equipment sales showed double-digit growth, especially in Europe and America. Sales of wind instruments also remained strong.
- In local currency terms North American sales fell 6% year-on-year, but European sales rose 1.4%.
- Korea and Latin America continued to show double-digit growth. Sales in China remained strong, especially for pianos.



(Billions of yen)
Sales
Operating income
314.1
94.5
219.6
14.1
326.0
95.9
230.1
22.0
FY2006.3
FY2007.3

Musical Instruments

YAMAHA

Sales Increase/Decrease by Region YoY



(Billions of yen)
-0.3
Japan
-1.7
N. America
+6.7
Europe
+1.7
China
+5.5
Other regions

Year-on-year change in actual sales, discounting the impact of exchange rates

- Japan: ±0%
- N. America: -6%
- Europe: +1%
- China: +19%
- Other regions: +8%

Sales Increase/Decrease by Product YoY



+4.9
Professional audio equipment
+3.5
Electronic instruments
+2.6
Wind instruments
+0.8
Pianos
+0.7
String & percussion instruments
-2.0
Electones

Professional audio equipment +19%

Wind instruments +7%

Electronic musical instruments +5%

Pianos +2%

Electones -22%

AV/IT

YAMAHA

4Q Overview

- Although actual 4Q sales were down year-on-year, they were generally in line with previous projections.
- Operating income was at a similar level to the previous year.
- YSP shipments largely fulfilled expectations, partly due to the launch of new products.
- On-line karaoke equipment sales were slow. Began to build new sales structure for IP conferencing systems.
- Discounting the additional portion due to the impact of exchange rates, inventories at fiscal year-end were slightly higher than previous projections.



(Billions of yen)
Routers, etc.
AV Karaoke
15.1
1.8
13.3
-0.5
15.2
1.7
13.5
-0.5
14.4
1.7
12.7
-1.1
Sales
Operating income
FY2006.3
FY2007.3
Previous projections

FY2007.3 Overview

- Sales declined year-on-year, chiefly due to falling sales of on-line karaoke equipment. Operating income rose slightly, partly due to gains from favorable exchange rates.
- In the AV segment, European sales rose 2.6% in actual terms, largely driven by growth in Russia and Central/Eastern Europe. Japanese sales fell by 20% and North American sales also declined slightly.
- Although YSP shipments did not reach initial targets, they approached the 100,000 unit level.



(Billions of yen)
75.9
6.5
69.4
2.1
72.8
6.4
66.4
2.1
FY2006.3
FY2007.3

Electronic Equipment & Metal Products

4Q Overview

- Sales and income fell year-on-year. Results were generally in line with previous projections.
- In the semiconductor segment, demand for LSI sound chips for mobile phones declined.
- Recovery in electronic metal materials markets was delayed. Material costs remained high.

FY2007.3 Overview

- Operating income declined sharply year-on-year, largely due to falling semiconductor sales.
- Sales volumes for LSI sound chips for mobile phones also fell in the face of advances in software.
- Although sales of LSI chips for amusement equipment and digital amplifiers were lower than anticipated, they rose from the previous year.
- While markets were subdued throughout the term, sales of electronic metal materials rose year-on-year as higher materials costs were passed on to product prices.



(Billions of yen)
Electronic metals
Semi-conductors
13.6
3.2
10.4
1.1
12.9
4.2
8.7
-0.4
13.1
4.3
8.8
-0.5
FY2006.3
FY2007.3
Previous projections
Sales
Operating income



(Billions of yen)
56.2
12.5
43.7
7.9
54.8
16.3
38.5
3.1
FY2006.3
FY2007.3

Lifestyle-related Products

YAMAHA

4Q Overview

- Sales and income rose year-on-year and exceeded previous projections.
- Sales benefited from healthy shipments of system kitchens and the mild winter.



(Billions of yen)
Other products
System bath-rooms
System kitchens
10.1
1.2
3.8
5.1
-0.7
11.2
1.4
3.7
6.1
0.2
10.6
1.3
3.3
6.0
0
FY2006.3
FY2007.3
Previous projections

FY2007.3 Overview

- Sales rose year-on-year. Operating income remained at the same level as the previous year, partly due to increased costs resulting from higher material prices.
- System kitchen sales remained strong and showed sharp growth from the previous year. Volume share also increased.
- While new housing starts remained flat, the remodeling business was strengthened and the portion of remodeling sales was similar to the previous year. Future growth is anticipated.



Sales
Operating income
(Billions of yen)
45.2
6.0
18.7
20.5
1.2
46.6
5.9
17.3
23.4
1.2
FY2006.3
FY2007.3

Recreation

4Q Overview

- Although 4Q sales exceeded previous projections, they were down year-on-year, partly due to closure of Tsumagoi and Katsuragi for refurbishment.
- Operating income was in line with previous projections.

FY2007.3 Overview

- Sales again declined year-on-year.
- Operating losses were reduced as depreciation costs fell.
- Four facilities were earmarked for transfer, leaving only Tsumagoi and Katsuragi.



(Billions of yen)
4.8
4.6
4.3
-0.2
-0.4
-0.4
FY2006.3
FY2007.3
Previous projections
Sales
Operating income
(Billions of yen)
18.0
17.8
-1.8
-1.5
FY2006.3
FY2007.3

Others

YAMAHA

4Q Overview

- Sales rose significantly year-on-year across the segment as a whole and were well above previous projections.
- Production of magnesium molded parts for mobile phones and plastic parts for game machines continued to rise.
- Advertising of golf products has been successful and "inpres" products are selling well.

FY2007.3 Overview

- Sales and operating income both increased year-on-year across the segment as a whole.
- In the components and metallic molds business, production increased throughout the fiscal year for both magnesium molded parts and plastic parts.
- Although production of automobile interior wood components increased as demand for new cars rose, delay in improving yields caused significant losses.
- Sales of golf products rose steeply year-on-year. Operating income moved into positive figures.

(Billions of yen)

(Billions of yen)



Components/ metallic molds
Golf products
Automobile interior wood components
7.0
3.5
0.8
2.7
0.1
10.1
5.3
1.4
3.4
0.2
7.7
3.1
1.2
3.4
0.4
FY2006.3
FY2007.3
Previous projections
Sales
Operating income
24.7
11.3
2.7
10.7
0.6
32.4
15.9
3.9
12.6
0.8
FY2006.3
FY2007.3

Framework for Achieving Results in FY2008.3

YAMAHA

➢ As the first year of the new YGP2010 Medium-term Business Plan, FY 2008.3 will be a term for steadily meeting sales and income targets, leading to the achievement of management objectives set for FY2010.3

	FY2007.3	FY2008.3 (projection)	FY2010.3 (target)
Net sales	¥550.4 billion	¥551.0 billion	¥590.0 billion
Operating income	¥27.7 billion	¥30.0 billion	¥45.0 billion

Net sales: 3.3% increase in actual sales

· Transfer of business: ¥17 billion
(Electronic metals ¥8.9 billion, recreation ¥8.1 billion)

Operating income: ¥4.6 billion increase in actual operating income

· Change in depreciation system ¥2.3 billion

Priority issues

- Achieve growth in musical instruments business, the priority area of the "The Sound Company" business domain
  - Net sales: ¥326 billion -> ¥338 billion (+3.7%)
  - Operating income: ¥22 billion -> ¥24 billion (+¥2 billion)
- Increase AV sales with a focus on front surround speakers
- Strengthen semiconductor and new device development, expand customer base
- Ensure smooth transfer of electronic metals business and four resort facilities
- Quickly get new business up and running (IP conferencing systems)

Forecast of Business Performance in FY2008.3

YAMAHA

(Billions of yen)

	FY2007.3 Results	FY2008.3 Forecasts	Increase	FY2010.3 target (Medium-term Plan)
Net sales	550.4	551.0	+0.1%	590.0
Operating income (operating income ratio)	27.7 (5.0%)	30.0 (5.4%)	+8.3%	45.0
Recurring profit (recurring profit ratio)	42.6 (7.7%)	43.0 (7.8%)	+0.9%	-
Net income (net income ratio)	27.9 (5.1%)	30.0 (5.4%)	+7.5%	47.0
Equity method income	17.8	17.7		
EPS (yen)	135.2	145.6	-	
ROE (%)	8.4	8.3	-	

Currency exchange rates

		FY2007.3 actual	FY2008.3 forecast	Medium-term Plan
Net sales	US$	117	115	115
	EUR	150	148	148
Operating income	US$	117	115	115
	EUR	144	148	148

Forecast of Performance by Business Segment in FY2008.3

YAMAHA

Net Sales


Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
550.4
(+0.1%)
551.0
50.2
(-22.3)
39.0
46.6
(+5.2)
49.0
54.8
(-16.1)
46.0
72.8
(+8.5)
79.0
326.0
(+3.7)
338.0
FY2007.3
FY2008.3 (projections)

Figures in parentheses indicate year-on-year percentage changes

Impact of exchange rates compared to FY2007.3: -¥4.0 billion (musical instruments -¥3.0 billion, AV/IT -¥1.0 billion)

Operating Income

(Billions of yen)


27.7
1.2
3.1
2.1
22.0
-0.7
30.0
1.0
1.0
1.5
2.5
24.0
Recreation & others
Lifestyle-related products
Electronic equipment & metal products
AV/IT
Musical instruments
Recreation & others
FY2007.3
FY2008.3 (projections)

Impact of exchange rates compared to FY2007.3: +¥1.6 billion (musical instruments +¥0.8 billion, AV/IT +¥0.7 billion)

Musical Instruments

YAMAHA

■ Market environment

- Polarization of demand (high-added-value products versus low-priced products)
- Rise of Chinese manufacturers and products
- Ongoing restructuring of distribution channels (large chain stores, mass merchandisers)
- Growth of adult market and guitar market

■ Priority measures

- Establish high-profit structure for musical instruments as a core Yamaha business
- Continually launch products from the customers' view point
- Become more cost-competitive (reorganization of Hangzhou Yamaha, Indonesia, Japanese piano plants)
- Expand in growth markets (China, Russia, Eastern Europe, etc.)



Net Sales
326.0
338.0
Other products
95.9
97.0
Yamaha musical instruments
230.1
241.0
FY2007.3
FY2008.3 (projections)



Operating Income
(Billions of yen)
22.0
24.0
FY2007.3
FY2008.3 (projections)

Musical Instruments

YAMAHA

Sales Increase/Decrease by Region YoY



(Billions of yen)
-2.2
+6.4
+3.8
+1.7
+2.3
Japan
North America
Europe
China
Other regions

Year-on-year change in actual sales, discounting the impact of exchange rates

- Japan: -2%
- North America: +11%
- Europe: +7%
- China: +16%
- Other regions: +8%

By product, sales growth plans focus on *professional audio equipment and* electronic musical instruments

AV/IT

■Market environment

- Home theater market is shrinking and becoming more competitive
- Hi fi business is rebounding
- Market for flat-panel TVs is expanding
- Growth of networked societies

■Priority measures

- Build AV business in line with market changes
  - Reinforce 2-channel hi-fi business with focus on mid- and high-level products
  - Develop comprehensive lineup of front surround speakers and continually launch new models
  - Develop and launch new types of product (desktop audio, etc.)
- Strengthen marketing of IP conferencing systems (Japan, North America)


Net Sales
Routers, etc.
AV
Karaoke
72.8
6.4
66.4
79.0
9.3
69.7
FY2007.3
FY2008.3
(projections)


Operating Income
(Billions of yen)
2.1
2.5
FY2007.3
FY2008.3
(projections)

Electronic Equipment & Metal Products

YAMAHA

■Market environment

- Mobile phone market expanding. Growing needs for high quality and low power consumption.
- Increasing computarized automobiles
- Rapid expansion of market for flat-panel TVs

■Priority measures

- Ensure survival in LSI sound chips for mobile phones
- Expand share in amusement LSI market
- Implement Smart AnaHyM strategy (silicon microphones, digital amps)
- Achieve smooth transfer of electronic metals business



Net Sales
54.8
Electronic metals
16.3
Semi-conductors
38.5
46.0
8.5
37.5
FY2007.3
FY2008.3 (projections)



Operating Income
(Billions of yen)
3.1
1.0
FY2007.3
FY2008.3 (projections)

Lifestyle-related Products

YAMAHA

■Market environment

- New housing starts have peaked and young first-time buyers are increasing
- Trend toward remodeling, especially among baby boomers
- Growing demand for safety and high quality in housing
- Ongoing industry reorganization

■Priority measures

- Implement growth strategy focused on kitchen products
- Implement sales reforms to meet market needs (more showrooms, greater emphasis on remodeling)
- Develop full product range covering high-level/standard/entry-level
- Implement strategies for differentiation (synthetic marble, Sound Shower, etc.)
- Reduce costs through standardization and shorter lead times

Net Sales



46.6
49.0
Other products
5.9
5.9
System Bathrooms
17.3
18.0
System kitchens
23.4
25.1
FY2007.3
FY2008.3 (projections)

Operating Income

(Billions of yen)



1.2
1.5
FY2007.3
FY2008.3 (projections)

Recreation

YAMAHA

■Market environment

- Ongoing polarization: low-priced products vs. aspiration for authenticity
- Growing numbers of baby boomers with financial freedom
- Industry reorganization

■Priority measures

- Achieve smooth handover of four facilities earmarked for transfer
- Further enhance value of remaining two facilities



Net Sales
17.8
4 facilities transferred
11.5
Tsumagoi & Katsuragi
6.3
10.0
3.4
6.6
FY2007.3
FY2008.3 (projections)



Operating Income
(Billions of yen)
-1.5
-0.5
FY2007.3
FY2008.3 (projections)

Others

YAMAHA

■Market environment

- Mobile phone market expanding. Use of digital cameras becoming more widespread.
- Increasing corporate capital expenditure as economy recovers

■Priority measures

- Ensure component and metallic mold businesses can respond smoothly to fluctuations in orders and further boost yields
- Profitability improvement resulted by transferring automobile interior wood components business to YFT
- Increase sales of golf products through ongoing advertising campaigns



Net Sales
32.4
29.0
Components/ metallic molds
15.9
13.5
Golf products
3.9
3.8
Automobile interior wood components
12.6
11.7
FY2007.3
FY2008.3 (projections)



Operating Income
(Billions of yen)
0.8
1.5
FY2007.3
FY2008.3 (projections)

Inventories

YAMAHA



Discounting the effect of exchange rates (¥2 billion), actual inventories rose by ¥2.3 billion year-on-year. Goods in process and materials increased.
(Billions of yen)
77.9
26.3
3.7
9.7
38.2
82.2
28.6
3.9
9.1
40.6
74.6
23.3
4.3
8.5
38.5
Goods in process/Materials
Other products
AV/IT
Musical instruments
FY2006.3
FY2007.3
FY2008.3 (Projection)

- Discounting the effect of exchange rates, actual year-end inventories were ¥3.7 billion higher than previous projections (issued on February 7). Musical instrument inventories were in line with projections, while AV/IT inventories increased slightly. Goods in process and materials also increased.
- Inventories at the end of FY2008.3 are projected to be ¥74.6 billion. Exchange rates will have an impact of ¥1.8 billion and transfer of business will have an impact of ¥4.1 billion. Actual inventories are projected to shrink by ¥1.7 billion, chiefly due to reduction of goods in process and materials.

Capital Expenditure/Depreciation/ R&D Expenses

YAMAHA

(Billions of yen)

Capital Expenditure/ Depreciation



• Construction of Ginza building: 1.7
• Unit No. 3 at Hangzhou plant: 0.8
Capital Expenditure
Depreciation
Others
Electronic equipment & metal products
AV/IT
Musical instruments
22.9
4.4
5.5
1.1
11.9
(18.9)
25.2
4.5
4.4
1.5
14.8
(20.0)
26.0
3.5
2.9
2.3
17.3
(21.5)
FY2006.3
FY2007.3
FY2008.3 (Projection)

R&D Expenditure



Others
Electronic equipment & metal products
AV/IT
Musical instruments
24.1
2.5
5.3
4.9
11.4
24.2
2.5
5.4
4.9
11.4
24.5
2.6
5.0
4.8
12.1
FY2006.3
FY2007.3
FY2008.3 (Projection)

Interest-bearing Liabilities (Actual balance)

YAMAHA

Free Cash Flows

(Billions of yen)



7.4
17.3
26.9
FY2006.3
FY2007.3
FY2008.3 (Projection)

Interest-bearing Liabilities

Long- and short-term borrowings, less cash and deposits



-8.0
-21.2
-34.8
As of March 31, 2006
As of March 31, 2007
As of March 31, 2008 (Projection)

Not included in above

Balance of resort security deposits	27.6	26.7	17.3

Balance Sheet Summary (Projection)

YAMAHA

(Billions of yen)

	As of March 31, 2005	As of March 31, 2006	As of March 31, 2007	As of March 31, 2008
Cash and bank deposits	51.2	36.4	46.7	52.3
Accounts and notes receivable	71.6	70.3	76.6	73.9
Inventories	78.4	77.9	82.2	74.6
Other current assets	24.4	24.8	25.5	17.1
Fixed assets	280.0	310.6	328.0	333.3
Total assets	505.6	520.0	559.0	551.2
Accounts and notes payable	37.7	37.2	43.2	39.6
Short- and long-term borrowings	46.6	28.5	25.6	17.5
Other liabilities	142.3	133.8	138.8	122.2
Total net assets	279.0	320.5	351.4	371.9
Total liabilities and net assets	505.6	520.0	559.0	551.2

Dividends

- Based on a policy of paying stable ongoing dividends, aim for a consolidated dividend ratio of 25% and strive for greater returns to shareholders



Dividends per share
(Yen)
10
15
20
20
22.5
30
1.5
.4
.1
9.0
20.9
1.1
4.7
16.6
20.6
0.3
Consolidated dividend ratio
(%)
Consolidated dividend ratio
(Excluding equity method income)
Consolidated dividend ratio
(Including equity method income)
FY 2003.3
FY 2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3
(Projection)

Measures for Dealing with Major Acquisitions

YAMAHA

➢Review rules announced last year for major acquisitions which increase a purchaser's interest to 20% or more. Establish independent committee to examine proposals and make adoption of defensive measures a matter for resolution by the general meeting of shareholders.

[1] Submit necessary information and acquisition statement

- Details of purchaser and its group (name, etc.)
- Objective, method and nature of major acquisition
- Basis for calculating purchase price and substantiation of funds for purchase
- Intended management policies, business plans, etc. following acquisition
- Intended policies related to stakeholders including employment policy
- Other information the independent committee deems may be reasonably required

[2] Information provided to shareholders

Purchaser or board requested to provide additional information or alternative proposal if required

Examination by independent committee (maximum 60 days)

[3] Advice on defensive measures from independent committee

[4] Heed committee's advice, decide by board resolution

Proposal to acquire aim to 20% of interest or more


Major purchaser
[1]
[4]
Board
[4]
[3]
[1]
Shareholders
[2]
Independent committee

■ This scheme will be put into effect by resolution of the ordinary general shareholders meeting to be held in June 2007 (effective until 2010)

Appendix

Performance in the Fourth Quarter of FY2007.3

YAMAHA

- Sales and operating income exceeded previous projections (issued February 7). Net income fell due to impairment loss on resort operations.

(Billions of yen)

	FY2006.3 4Q Result	FY2007.3 4Q Result	Increase/ decrease	Previous projections (Feb.7)
Net sales	127.7	133.9	+6.2	126.0
Operating income (operating income ratio)	-1.7 (-1.3%)	0.8 (0.6%)	+2.5	-0.9 (-0.7%)
Recurring profit (recurring profit ratio)	-0.3 (-0.2%)	4.1 (3.1%)	+4.4	2.5 (2.0%)
Net income (net income ratio)	0.7 (0.5%)	-2.0 (-1.5%)	-2.7	0.6 (0.5 %)

Currency exchange rates		FY2006.3 4Q	FY2007.3 4Q	Previous projections for 4Q
Net sales	US$	117	119	115
	EUR	141	156	148
Operating income	US$	117	120	115
	EUR	138	151	148

Non-operating Income (Loss)/ Extraordinary Income (Loss)

YAMAHA

(Billions of yen)

Non-operating income	FY2006.3 Result	FY2007.3 Result	FY2008.3 (projections)
Equity method income	14.8	17.8	17.7
Net financial income	-0.2	0.1	-0.1
Other	-3.5	-3.0	-4.6
Total	+11.1	+14.9	+13.0

Extraordinary income (loss)	FY2006.3 Result	FY2007.3 Result	FY2008.3 (projections)
Income from (loss on) disposal of fixed assets	-0.2	-1.1	1.8
Other	0.8	-8.4	0.2
Total	+ 0.6	-9.5	+ 2.0

FY2006.3 Other:
- Gain on sales of investment securities 0.6

FY2007.3 Other:
- Resort impairment loss -4.7
- Dissolution of Kaohsiung Yamaha -1.7
- Dissolution of US plants -1.5
- Special retirement payment -0.7

Corporate income tax and other expenses	FY2006.3 Result	FY2007.3 Result	FY2008.3 (projections)
Corporate income tax, etc.	7.2	4.7	14.2
Minority interests in consolidated subsidiaries	0.5	0.5	0.8
Total	7.7	5.2	15.0

Musical Instrument Sales in the Japanese Market

YAMAHA

Wholesale Amount
(By category, excluding PA)



120
100
80
60
40
20
0
99.4
97.8
(98%)
97.9
(100%)
String and percussion instruments
Wind instruments
Synthesizers, etc.
Portable keyboards
Electronic pianos
Electronic organs
Pianos
FY2006.3
FY2007.3
FY2008.3

Estimation

Yamaha's Wholesale Amount
(By category, excluding PA)

Figures in parentheses indicate year-on-year percentage changes

(Billions of yen)



60
50
40
30
20
10
0
47.9
45.7
(95%)
44.5
(97%)
String and percussion instruments
Wind instruments
Synthesizers, etc.
Portable keyboards
Electronic pianos
Electronic organs
Pianos
FY2006.3
FY2007.3
(Projection)
FY2008.3
(Projection)

Musical Instrument Sales in the North American Market

YAMAHA

Wholesale Amount
(By category, excluding PA)



291.2
290.1
(100%)
296.0
(102%)
300
250
200
150
100
50
0
String and percussion instruments
Wind instruments
Synthesizers, etc.
Portable keyboards
Electronic pianos
Pianos
FY2006.3
FY2007.3
FY2008.3
Estimation

Yamaha's Wholesale Amount
(By category, excluding PA)

Figures in parentheses indicate year-on-year percentage changes

(Billions of yen)



70
60
50
40
30
20
10
0
59.6
55.8
(94%)
59.3
(106%)
String and percussion instruments
Wind instruments
Synthesizers, etc.
Portable keyboards
Electronic pianos
Pianos
FY2006.3
FY2007.3
(Projection)
FY2008.3
(Projection)

Musical Instrument Sales in the European Market

YAMAHA

Wholesale Amount (By category, excluding PA)



250
200
150
100
50
0
231.6
236.4
(102%)
239.9
(101%)
String and percussion instruments
Wind instruments
Synthesizers, etc.
Portable keyboards
Electronic pianos
Pianos
FY2006.3
FY2007.3
FY2008.3
Estimation

Figures in parentheses indicate year-on-year percentage changes

Yamaha's Wholesale Amount (By category, excluding PA)

(Billions of yen)



60
50
40
30
20
10
0
52.5
53.6
(102%)
55.1
(103%)
String and percussion instruments
Wind instruments
Synthesizers, etc.
Portable keyboards
Electronic pianos
Pianos
FY2006.3
FY2007.3
(Projection)
FY2008.3
(Projection)

Musical Instrument Sales in the Chinese Market

Wholesale Amount
(By category, excluding PA)



70
60
50
40
30
20
10
0
56.4
58.6
(104%)
60.8
(104%)
String and percussion instruments
Wind instruments
Portable keyboards
Electronic pianos
Pianos
FY2006.3
FY2007.3
FY2008.3
Estimation

Figures in parentheses indicate year-on-year percentage changes

Yamaha's Wholesale Amount
(By category, excluding PA)

(Billions of yen)



15
10
5
0
7.7
8.7
(113%)
9.5
(109%)
String and percussion instruments
Wind instruments
Portable keyboards
Electronic pianos
Pianos
FY2006.3
FY2007.3
(Projection)
FY2008.3
(Projection)

Musical Instrument Sales in Other Markets

YAMAHA

Wholesale Amount (By category, excluding PA)



120
90
60
30
0
99.6
100.5
(101%)
102.5
(102%)
String and percussion instruments
Wind instruments
Synthesizers, etc.
Portable keyboards
Electronic pianos
Pianos
FY2006.3
FY2007.3
FY2008.3
Estimation

Figures in parentheses indicate year-on-year percentage changes

Yamaha's Wholesale Amount (By category, excluding PA)

(Billions of yen)



50
40
30
20
10
0
29.1
30.7
(105%)
32.5
(106%)
String and percussion instruments
Wind instruments
Synthesizers, etc.
Portable keyboards
Electronic pianos
Pianos
FY2006.3
FY2007.3
(Projection)
FY2008.3
(Projection)

World Market for Professional Audio Equipment

YAMAHA

Wholesale Amount of the World Market



600
500
400
300
200
100
0
478.4
487.5
(102%)
501.7
(103%)
ther
hina
apan
urope
orth
merica
FY2006.3
FY2007.3
FY2008.3

Estimation

Yamaha's Wholesale Amount

(Billions of yen)



40
30
20
10
0
26.4
30.2
(114%)
33.5
(111%)
urope
FY2006.3
FY2007.3
(Projection)
FY2008.3
(Projection)

Scale of Global Market for Home Theater Products (Home theater systems + AV amplifiers/receivers)

YAMAHA

Home Theater Systems

- Global market is shrinking, especially Europe and North America (to 10 million unit level)
- North America: HTiB sales shrinking by 10% annually (market for DVD-installed system is level)
- Europe: Sales of both DVD-installed and HTiB systems projected to fall by more than 10%
- Japan: Sales of DVD-installed systems are projected to fall sharply
- Other markets: Continuing growth in Asia, Central/Eastern Europe



9.69
12.45
11.47
11.12
10.71
Other
Japan
Europe
N. America
'03
'04
'05
'06
'07
(Estimation)

AV Amplifiers/Receivers

- North America: Market recovering, with 2007 projected to be almost level with 2006. Polarization into low-priced goods and high-level products.
- Europe: market is contracting, down more than 10% year-on-year
- Japan: 2007 market is projected to be more than 20% down on 2006
- Markets expanding in Asia, China, Eastern Europe and Russia, especially for low-priced products



Million units
3.25
3.39
3.10
2.90
2.85
Other
Japan
Europe
N. America
'03
'04
'05
'06
'07
(Estimation)

Yamaha's AV Market Share

YAMAHA

Japan


Home theater systems:
Share of total sales amount (GfKJ)
20%
10%
0%
10%
14%
12%
13%
13%
'03
'04
'05
'06
'07
Jan. - Feb.


AV amplifiers:
Share of total sales amount (GfKJ)
40%
30%
20%
10%
0%
39%
33%
31%
30%
25%
'03
'04
'05
'06
'07
Jan. - Feb.

U.S.


Home theater systems: Share of total sales amount (INTELECT)
10%
5%
0%
6%
8%
8%
7%
7%
'03
'04
'05
'06
'07
Jan. - Feb.


AV receivers: Share of total sales amount (INTELECT)
40%
30%
20%
10%
0%
27%
34%
33%
32%
30%
'03
'04
'05
'06
'07
Jan. - Feb.

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to Yamaha and the Yamaha Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, actual performance may differ greatly from our predictions depending on changes in our operating and economic conditions, demand trends, and the value of key currencies, such as the U.S. dollar and the euro.

Exhibit 2

May 17, 2007

For immediate release

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Notice of Merger of Domestic Musical Instrument Sales and Marketing Subsidiaries

Yamaha Corporation herein gives notice of its decision to merge two domestic wholly owned musical instrument sales and marketing subsidiaries, Yamaha Music Osaka Co., Ltd. (Location: 2-8-5 Shinsaibashi, Chuou-ku, Osaka, Japan; Representative Director: Youichi Yamada; Hereinafter: Yamaha Music Osaka), and Yamaha Music Kobe Co., Ltd. (Location: 2-7-3 Motomachidouri, Chuou-ku, Kobe, Japan; Representative Director: Eiichi Yamaguchi; Hereinafter: Yamaha Music Kobe), into a new company on July 1, 2007.

1. Purpose of the Merger

(1) To strengthen the operating base to structure a more powerful business model that will attract additional customers, principally to retail shops and music schools in Osaka and Kobe

(2) To increase marketing efficiency through merger and integration and to attract and train personnel

2. Type of Merger

Yamaha Music Osaka will be the surviving company in a purchase acquisition, and Yamaha Music Kobe will be dissolved.

3. Overview of the New Company

Name: Yamaha Music Osaka Co., Ltd.

Location: 2-8-5 Shinsaibashi, Chuou-ku, Osaka, Japan

Type of business: Musical instrument sales, music and English language school operations, etc.

Paid-in-capital: ¥350 million (Yamaha Corporation to own 100%)

Representative Director: Youichi Yamada, President

Employees: 194

Date of merger: July 1, 2007

Sales target: ¥7.6 billion in its first fiscal year of business

For further information, please contact:

Yamaha Corporation

Public Relations Division, Public & Investor Relations Group

17-11, Takanawa 2-chome, Minato-ku, Tokyo 108-8568, Japan

(Telephone: 81-3-5488-6601)

Exhibit 3

May 21, 2007

For immediate release

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)
Company Name: Yamaha Motor Co., Ltd.
President, Chief Executive Officer and Representative Director: Takashi Kajikawa
Code Number: 7272 (First Section of Tokyo Stock Exchange)

Announcement of Reassessment of Capital Relationship Between Yamaha Corporation and Yamaha Motor

The Boards of Directors of Yamaha Corporation (Head Office: 10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka, Japan; President: Shuji Ito; Hereinafter, Yamaha) and Yamaha Motor Co., Ltd. (Head Office: 2500 Shingai, Iwata, Shizuoka, Japan; President: Takashi Kajikawa; Hereinafter, Yamaha Motor) met today, respectively, and made the decisions described below regarding the reassessment of their capital relationship, with the objectives of "increasing the corporate value of both companies" and "enhancing the value of the brand they share in common."

1. Decisions Made at the Board Meetings

(1) Yamaha

- Yamaha holds a total of 64,913,884 shares of Yamaha Motor (representing 22.7% of the outstanding shares of that company) and will sell 22,271,000 of these shares (representing 7.8% of that company's outstanding shares). Yamaha will then remove Yamaha Motor from the scope of consolidation through the equity method.
- Following the sale of these shares, Yamaha will continue to hold 42,642,884 shares in Yamaha Motor (representing 14.9% of the presently outstanding shares of that company).
- Of the total number of shares to be sold, 8,586,000 will be purchased by Mitsui & Co., Ltd. (representing 3.0% of the outstanding shares), and 13,685,000 will

be sold in block trades through a securities company (representing 4.8% of the outstanding shares).

* The above figures for shares of Yamaha Motor owned by Yamaha and percentage ownership figures include 371,150 shares (representing 0.1% of the outstanding shares of Yamaha Motor) owned by consolidated subsidiaries of Yamaha.

(2) Yamaha Motor

- Yamaha Motor will purchase up to a limit of 5.0% of the outstanding shares of Yamaha as of May 21, 2007 from the market and other sources by no later than March 31, 2008.

2. Background and Objectives

The principal background developments leading to these decisions is that, as the scale of the operations of Yamaha Motor has expanded, the market value of the Yamaha Motor shares held by Yamaha has grown, and the influence of the performance of Yamaha Motor, which Yamaha accounts for under the equity method in its financial statements, has come to exert a larger influence on the consolidated performance of Yamaha. By selling a portion of its shareholdings in Yamaha Motor, Yamaha will be able to use the proceeds for "growth investments" and "providing a higher return to its shareholders." In addition, by excluding Yamaha Motor from consolidation under the equity method, Yamaha will be able to eliminate the risk of fluctuations in performance of Yamaha Motor, which has different core businesses, on its own performance, thus leading to greater transparency of Yamaha's own performance.

Along with the exclusion of Yamaha Motor from the scope of consolidation under the equity method, Yamaha and Yamaha Motor will develop a new relationship and work together to further develop the "Yamaha" brand that they share in common. Accordingly, after selling the previously mentioned portion, Yamaha will continue to hold its remaining Yamaha Motor shares, and Yamaha Motor will purchase up to 5% of the outstanding shares of Yamaha, thereby creating a new capital relationship that will form the basis for stronger and closer teamwork between the two companies.

With the "Yamaha" brand in common, the two companies will endeavor to build a stable, long-term capital relationship. Going forward, both companies will work to substantially

increase their corporate value in their respective businesses and fulfill their missions and responsibilities to society on a global basis.

3. Outline of the Two Companies

Yamaha Corporation

(1) Representative: Shuji Ito, President and Representative Director
(2) Date of establishment: October 12, 1897
(3) Location: 10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka, Japan
(4) Paid-in capital: ¥28,534 million (as of March 31, 2007)
(5) Sales: ¥550,361 million (for the year ended March 31, 2007)
(6) Recurring profit: ¥42,626 million (for the year ended March 31, 2007)
(7) Net income: ¥27,866 million (for the year ended March 31, 2007)
(8) Number of employees: 19,911 (as of March 31, 2007)
(9) Lines of business: Manufacture and sale of musical instruments, AV/IT equipment, electronic equipment, and other products
(10) Outstanding shares: 206,524,676 (including 222,884 treasury shares) (As of March 31, 2007)
(11) Principal shareholders (Percentage ownership of the total outstanding shares)
The Master Trust Bank of Japan, Ltd. (trust account) (8.08%)
State Street Bank and Trust Company (7.66%)
Mitsui Sumitomo Insurance Co., Ltd. (4.32%)
Mizuho Bank, Ltd. (4.25%)
The Shizuoka Bank, Ltd. (4.04%)
The Chase Manhattan Bank N.A. London (3.76%)
Sumitomo Life Insurance Company (3.53%)
Japan Trustee Services Bank, Ltd. (trust account) (3.31%)
Nippon Life Insurance Company (3.14%)
Mizuho Corporate Bank, Ltd. (2.80%)
(As of March 31, 2007)

Yamaha Motor Co., Ltd.

(1) Representative: Takashi Kajikawa, President, Chief Executive Officer and Representative Director
(2) Date of establishment: July 1, 1955

(3) Location: 2500 Shingai, Iwata, Shizuoka, Japan

(4) Paid-in capital: ¥48,168 million (as of December 31, 2006)

(5) Sales: ¥1,582,046 million (for the year ended December 31, 2006)

(6) Recurring profit: ¥125,371 million (for the year ended December 31, 2006)

(7) Net income: ¥77,233 million (for the year ended December 31, 2006)

(8) Number of employees: 41,958 (as of December 31, 2006)

(9) Lines of business: Development, manufacture, and sale of motorcycles, marine products, power products and other products

(10) Outstanding shares: 286,333,528 (including 97,591 treasury shares) (As of May 10, 2007)

(11) Principal shareholders (Percentage ownership of the total outstanding shares)

Yamaha Corporation (22.55%)

Toyota Motor Corporation (4.37%)

Japan Trustee Services Bank, Ltd. (trust account) (4.23%)

The Master Trust Bank of Japan, Ltd. (trust account) (4.19%)

Mizuho Trust & Banking Co., Ltd., Employee Retirement Benefit Trust (3.82%)

Nomura Securities Co., Ltd. (3.47%)

The Shizuoka Bank, Ltd. (2.03%)

State Street Bank and Trust Company 505103 (1.91%)

The Bank of New York, Treaty Jasdec Account (1.60%)

Investors Bank and Trust Company (1.55%)

(As of December 31, 2006)

For further information, please contact:

Yamaha Corporation
Public Relations Division, Public & Investor Relations Group
17-11, Takanawa 2-chome, Minato-ku, Tokyo 108-8568, Japan
(Telephone: +81-3-5488-6601)

Yamaha Motor Co., Ltd.
Finance & Accounting Division, IR & Corporate Finance Group
2500 Shingai, Iwata, Shizuoka 438-8501, Japan
(Telephone: +81-538-32-1103)

Exhibit 4

May 21, 2007

For immediate release

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Notice Concerning the Planned Sale of a Portion of Yamaha's Shares Held in Yamaha Motor

The Board of Directors of Yamaha Corporation (Head Office: 10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka, Japan; President: Shuji Ito; Hereinafter: Yamaha) made the decision at their meeting held on May 21, 2007, to sell a portion of Yamaha's shares held in Yamaha Motor Co., Ltd. The specifics regarding the planned sale are shown below.

1. Number of Shares to Be Sold and Counterparties to Sale (% of total shares outstanding)

(1) No. of Shares to Be Sold	22,271,000 (7.8%)
Shareholdings prior to sale	64,913,884 (22.7%)
Shareholdings subsequent to sale	42,642,884 (14.9%)

(2) Counterparties to Sale

(a) Mitsui & Co., Ltd.	
No. of shares to be sold	8,586,000 (3.0%)
Planned date of sale	May 22, 2007
(Planned date based on share transfer contract)	
(b) Block Trades via a Securities Company	
No. of shares to be sold	13,685,000 (4.8%)
Planned timing of sale	Latter part of May

2. Planned Use of Proceeds from Sale

(1) Management plans to hold a portion of the proceeds from the sale, primarily for investment in the growth areas identified in "The Sound Company" business domain (musical instruments as well as audio, sound, and network businesses) under Yamaha's Medium-Term Business Plan.

(2) Attendant with this sale of shares, the Company plans to return ¥30.0 billion to shareholders over the three years from FY2008.3. Specifically, Yamaha plans to pay a special dividend of ¥20 per year over the coming three years. Of the amount remaining after paying the special dividends from the aforementioned ¥30.0 billion, the Company intends to exercise flexibility in returning these funds, with the repurchase of its own shares the primary option under consideration.

3. Effect on Earnings Performance

As for the effect of the share sale on consolidated performance in FY2008.3, the Company estimates a decline in recurring profit of ¥16.0 billion from the exclusion of Yamaha Motor from the scope of consolidation under the equity method, however the sale is expected to generate a gain of ¥29.0 billion and attendant corporate tax and other factors of ¥10.0 billion, resulting in an increase of ¥3.0 billion in net income for FY2008.3.

In addition, Yamaha intends to release revisions to its forecasts for both the interim and full fiscal year of FY2008.3 to take into account the effects of the sale once the transaction has been completed and the precise figures have been confirmed.

For further information, please contact:
Yamaha Corporation
Public Relations Division, Public & Investor Relations Group
17-11, Takanawa 2-chome, Minato-ku, Tokyo 108-8568, Japan
(Telephone: +81-3-5488-6601)

Exhibit 5

May 21, 2007

For immediate release

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Revision of the Outlook for Cash Dividends for FY2008.3 and Announcement of Changes in the Basic Policy for Allocation of Profits

At its meeting held on May 21, 2007, the Board of Directors of Yamaha Corporation (Head Office: 10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka, Japan; President: Shuji Ito; Hereinafter: Yamaha) approved the following revisions in the outlook for cash dividends per share and the changes described below in the basic policy for the allocation of profits.

1. Revisions in the Outlook for Dividends for FY2008.3

(1) Reasons for the Revisions

Since the decision has been made to sell a portion of Yamaha's shares held in Yamaha Motor Co., Ltd., the Board of Directors made the decision today to return a portion of the proceeds to Yamaha's shareholders. Specifically, for the three years from FY2008.3 through FY2010.3, Yamaha has decided to pay a special dividend for the year of ¥20 per common share. Accordingly, the outlook for dividends for FY2008.3 announced on April 27, 2007, has been revised as follows. (However, the dividend for the latter half of the year will be conditional on the approval of the General Shareholders' Meeting.)

(2) Content of the Revisions

	Dividends per Share (¥)		
Base date	Interim period-end	Fiscal year-end	Annual
Previous outlook (Announced on April 27, 2007)	¥15	¥15	¥30
Revised outlook	Regular dividend ¥15 Special dividend ¥10 Total: ¥25	Regular dividend ¥15 Special dividend ¥10 Total: ¥25	Regular dividend ¥30 Special dividend ¥20 Total: ¥50
Current year actual			
Previous year actual (FY2007.3)	¥10	¥12.5	¥22.5

2. Changes in the Basic Policy for the Allocation of Profits

Yamaha has decided to change the target consolidated dividend payout ratio announced on April 27 in the "Basic Policy for Allocation of Profit and Dividends for FY2007.3 and FY2008.3" section of its *Flash Report—Results for the fiscal year ended March 31, 2007* from 25% to 40%. This increase has been made to take account of the fact that equity in earnings of unconsolidated subsidiaries and affiliates will decline as a result of the sale of a portion of the shares Yamaha holds in Yamaha Motor and the exclusion of the latter company from consolidation under the equity method.

Basic Policy for Allocation of Profits Following This Change

The Company has adopted a basic policy for allocating profits that is linked to the level of consolidated net income in the medium term and provides for increasing the ratio of consolidated net income to shareholders' equity by making additions to retained earnings that are appropriate for strengthening the Company's management position through investments in R&D, sales capabilities, capital equipment and facilities, and other areas, while also placing more emphasis than in the past on providing a return to shareholders that reflects consolidated performance. Specifically, the Company will endeavor to sustain stable dividends and sets a goal of 40% on a consolidated basis for its dividend payout ratio.

For further information, please contact:

Yamaha Corporation
Public Relations Division, Public & Investor Relations Group
17-11, Takanawa 2-chome, Minato-ku, Tokyo 108-8568, Japan
(Telephone: 81-3-5488-6601)

Exhibit 6

RECEIVED

2007 JUN 15 A 6:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 21, 2007

For immediate release

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Yamaha to Sell Its Interest in an Overseas Subsidiary

At its meeting on May 21, 2007, the Board of Directors of Yamaha Corporation (Head Office: 10-1 Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka, Japan; President: Shuji Ito; Hereinafter, Yamaha) decided to sell the shares the Yamaha Group owns in Guangzhou Yamaha-Pearl River Piano Inc. (Head Office: Guangzhou, Guangdong, China; President: Yasushi Yamashita; Hereinafter, Guangzhou Yamaha), which represent a 60% of the outstanding shares of Guangzhou Yamaha, to Guangzhou Pearl River Piano Group Ltd. (Head Office: Guangzhou, Guangdong, China; Chairman: Huang Wei Lin; Hereinafter, Pearl River Piano). Pearl River Piano, Yamaha Music & Electronics (China) Co., Ltd. (A wholly owned subsidiary of Yamaha; Head Office: Shanghai, China; Chairman: Masaaki Koshiba; Hereinafter, YMEC), and Yamaha have concluded a three-party share purchase agreement. The details of the agreement are explained below.

Please note that following the signing of the contract, the formal transfer of the shares in question is scheduled to become effective following the completion of applications to and procedures by the Chinese government authorities on the date the registration of the change in the name of the company from Guangzhou Yamaha to a subsidiary of Pearl River Piano is officially approved.

1. Reason for the Sale of Yamaha Group Interest

Guangzhou Yamaha was established in 1995 as a Japanese-Chinese joint venture 60% owned by Yamaha (Japan) and 40% owned by Pearl River Piano (China). In

September 2003, accompanying the establishment of YMEC, 45% of the shares held in Guangzhou Yamaha were transferred from Yamaha to YMEC in exchange for an investment in kind, and the ownership of Guangzhou Yamaha changed to its current percentage breakdown (45% ownership by YMEC, 15% by Yamaha, and 40% by Pearl River Piano). Since establishment, Guangzhou Yamaha has focused on the production of upright pianos for sale in the Chinese domestic market and in overseas markets, principally in Europe.

When Guangzhou Yamaha began operations as a joint venture, it was difficult for foreign companies to establish wholly owned subsidiaries in China, but subsequently the establishment of wholly owned foreign companies in China has become easier. As the domestic piano market in China has expanded, Yamaha has made investments to expand production based in China by establishing wholly owned subsidiaries, Xiaoshan Yamaha Musical Instruments Co., Ltd. (Head Office: Hangzhou, Zhejiang, China; Piano parts plant; Established, 1997), and Hangzhou Yamaha Musical Instruments Co., Ltd. (Head Office: Hangzhou, Zhejiang, China; Piano and guitar plant; Established, 2003). Along with the implementation of Yamaha's relocation policy for its global piano manufacturing bases, the joint venture contract for Guangzhou Yamaha will be terminated before the end of the initial 20-year contract, and Yamaha and YMEC will transfer their full ownership to Pearl River Piano, their joint venture partner in Guangzhou Yamaha.

Note that the current production volume of Guangzhou Yamaha (5,280 pianos in 2006) is scheduled to be shifted to Yamaha's Hangzhou plant, where production capacity has been expanded through the completion of a second production plant (completed in April 2007).

2. Outline of Company Whose Shares Are to Be Sold (As of December 31, 2006)

(1) Company name: Guangzhou Yamaha-Pearl River Piano Inc.
(2) Address: 5 Canglian 1 Road, East Zone, GETDD, Guangzhou, Guangdong, China
(3) President: Yasushi Yamashita
(4) Date of establishment: May 4, 1995
(5) Line of business: Manufacturing of pianos
(6) Closing of accounts: December 31

(7) Number of employees: 155

(8) Paid-in capital: US$10 million (82,966 thousand RMB)

(9) Principal shareholders (Percentage ownership): Yamaha Corporation (15%), Yamaha China (45%), and Pearl River Piano (40%)

(10) Recent performance (Thousands of RMB)

Closing of accounts	December 31, 2006
Sales	89,259
Operating income	2,807
Net income	2,165
Total assets	110,905
Net assets	102,491

3. Purchaser of the Shares

(1) Company name: Guangzhou Pearl River Piano Group Ltd.

(2) Chairman: Huang Wei Lin

(3) Address: Yu Wei Xi Road, South Hua Di Da Dao, Fang Cun, Guangzhou, Guangdong, China

(4) Lines of business: Manufacturing and sales of pianos and other musical instruments

(5) Shareholder: Guangzhou City, National Enterprise

4. Details of the Sale of Shares

(1) Ownership portions to be sold: Yamaha Corporation (15%), YMEC (45%)

(2) Transfer prices: Yamaha portion: 10,424 thousand RMB (approximately ¥160 million); YMEC portion: 31,273 thousand RMB (approximately ¥480 million)

5. Schedule

May 21, 2007: Decision by the Board of Directors, concluding of the share purchase agreement

By September 30, 2007: Application for approval by government authorities in China

By September 30, 2007: Date for transfer of shares: (Date for completion of all procedures)

6. Impact on Yamaha Group Financial Statements

The impact on Yamaha's consolidated financial statements for FY2009.3 and subsequent years is not expected to be material.

7. For Further Information, Please Contact:

Yamaha Corporation
Public Relations Division, Public & Investor Relations Group
17-11, Takanawa 2-chome, Minato-ku, Tokyo 108-8568, Japan
(Telephone: 81-3-5488-6601)

Exhibit 7

May 21, 2007

For immediate release

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Yamaha to Select an Independent Committee

At its meeting on May 21, 2007, the Board of Directors of Yamaha Corporation (Yamaha) decided to appoint the three individuals introduced below to form an independent committee, with the condition that the 183rd Ordinary General Shareholders' Meeting (scheduled for June 26, 2007) approves Proposal No. 5, "Proposal to Introduce Measures to Respond to Large Purchases of Company Shares (Takeover Defense Measures)."

The three members to be appointed to the independent committee:

1. Kunio Miura: Concurrently Outside Auditor of Yamaha (and Lawyer)
2. Kunio Ito: Concurrently Professor of Hitotsubashi University, Graduate School of Commerce and Management, Faculty of Commerce and Management
3. Haruo Kitamura: Concurrently Representative, Kitamura Accounting Office

The independent committee will be responsible for eliminating any arbitrary behavior by the members of the Board of Directors and acting as the body actually making objective judgments when corporate takeover measures are actually put into effect on behalf of Yamaha shareholders.

In the event that bids are made to purchase Yamaha shares, under the independent committee rules established at the meeting of the Board of Directors held on April 27, 2007, this committee will be responsible for making the actual judgments as to whether the share purchases will enhance Yamaha's corporate value and be mutually beneficial for Yamaha shareholders.

The Board of Directors will respect this judgment to the maximum extent possible and will then decide whether or not to undertake defensive measures against the takeover.

The backgrounds of the three independent committee members are as follows:

1. Kunio Miura:

Background:

April 1979: Appointed Court Judge

March 1988: Resigned as Court Judge

April 1988: Registered as Attorney at Law (Entered Osaka Attorneys Association), Enter Naoyoshi Seiki Law Office

April 1997 to the present: Established Kawamoto, Miura Law Office

June 2003 to the present: Concurrently Outside Auditor of Yamaha

2. Kunio Ito

Background:

April 1984: Appointed Assistant Professor, Hitotsubashi University

April 1992: Professor, Hitotsubashi University the Faculty of Commerce and Management

August 2002: Became Dean of the Hitotsubashi University Graduate School of Commerce and Management and concurrently Dean of the Hitotsubashi University Faculty of Commerce and Management

December 2004: Became Vice President of Hitotsubashi University

December 2006: Became Professor of the Hitotsubashi University Graduate School of Commerce and Management

3. Haruo Kitamura

Background:

September 1983: Entered Arthur Anderson & Co. (certified public accountants)

March 1987: Registered as certified public accountant

August 2002 to the present: Established and entered Kitamura Public Accounting Office

June 2004 to the present: Became outside auditor of Rohm Co., Ltd.

December 2005 to the present: Became outside director of Sumitomo Granger Co., Ltd. (currently MonotaRO Co., Ltd.)

For Further Information, Please Contact:

Yamaha Corporation
Public Relations Division, Public & Investor Relations Group,
17-11, Takanawa 2-chome, Minato-ku, Tokyo 108-8568
(Telephone: 81-3-5488-6601)

Exhibit 8

May 22, 2007

For immediate release

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Notice Regarding Results of the
Sale of Shares Held by Yamaha in Yamaha Motor

As announced on May 21, 2007, Yamaha Corporation (Head Office: 10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka, Japan; President: Shuji Ito; Hereinafter: Yamaha) has decided to sell a portion of the shares it holds in Yamaha Motor Co., Ltd. This sale of a portion of Yamaha Motor shares has been consummated, and the results are as follows:

Sale of Yamaha Motor Shares

(1) Number of shares sold: 8,586,000 (3.0% of Yamaha Motor shares issued and outstanding)
Number of shares held by Yamaha before the sale: 64,913,884 (22.7% of Yamaha Motor shares outstanding)
Number of shares held by Yamaha after the sale: 56,327,884 (19.7% of Yamaha Motor shares outstanding)

(2) Purchaser of the shares: Mitsui & Co., Ltd.
(3) Proceeds from the sale: ¥24.3 billion

For Further Information, Please Contact:
Yamaha Corporation
Public Relations Division, Public & Investor Relations Group
17-11, Takanawa 2-chome, Minato-ku, Tokyo 108-8568, Japan
(Telephone: 81-3-5488-6601)

Exhibit 9

Cover

Documents submitted:	Special Report
Submitted to:	Kanto Local Finance Bureau
Date submitted:	May 22, 2007
Company Name:	YAMAHA CORPORATION
Representative:	Shuji Ito, President and Representative Director
Head Office:	10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka
Telephone number:	053-460-2141
Contact executive:	Fumio Umeda, General Manager of Accounting and Finance Department
Closest Contact Address:	YAMAHA CORPORATION Business Administration Center 2-17-11 Takanawa, Minato-ku, Tokyo Telephone number: 03-5488-6611
Contact executive:	Kazushige Suto, General Manager of the Business Administration Center
Other locations where the documents is available for public inspection:	YAMAHA COPORATION Business Administration Center 2-17-11 Takanawa, Minato-ku, Tokyo YAMAHA COPORATION Business Administration Center Osaka Office 3-12-9 Minamisenba, Chuo-ku, Osaka Tokyo Stock Exchange Co., Ltd. 2 -1 Nihonbashi Kabutocho, Chuo-ku, Tokyo

1. Reason of Submission

Due to occurrence of an event extraordinarily influential to financial position as well as business results, YAMAHA is making this submission based on Article 24-5-4 of the Securities Exchange Law as well as Cabinet Order 19-2-12 and 19 on the disclosure of corporate operations.

2. Content of Report

(1) Specified date of the event concerned occurred

May 22, 2007 (Date of the sale consummated)

(2) Content of the event concerned

Yamaha Corporation (hereinafter: Yamaha) has sold a portion of the shares it holds in Yamaha Motor Co., Ltd.

・Reason of Sale:

By selling a portion of its shareholdings in Yamaha Motor, Yamaha will be able to use the proceeds for "growth investments" and "providing a higher return to its shareholders". In addition, by excluding Yamaha Motor from consolidation under the equity method, Yamaha will be able to eliminate the risk of fluctuations in performance of Yamaha Motor, which has different core businesses, on its own performance, thus Leading to greater transparency of Yamaha's own performance.

・Purchaser of the shares:

Mitsui & Co., Ltd.

・Date of the sale:

May 22, 2007

・Name of the company under the equity method and its lines of business:

Name: Yamaha Motor Co., Ltd.

Lines of Business: Development, manufacture and sale of motorcycles, marine products, power products and other products

・Number of shares sold: 8,586,000

・Proceeds from the sale: ¥24.3 billion

・Gain on sale:

Gain on non-consolidated base: ¥22.8 billion

Gain on consolidated base: ¥11.0 billion

・Percentage of shares held by Yamaha after sale: 19.7% of the shares outstanding

(3) Effects of the event concerned on non-consolidated performance and on consolidated performance

The effects of the share sale on non-consolidated performance and on consolidated performance in FY 2008.3 are ¥22.8 billion(Extraordinary income on non-consolidated performance) and ¥11.0 billion(Extraordinary income on consolidated performance).

Exhibit 10

May 23, 2007

For immediate release

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Notice Regarding Results of the Sale of Shares Held by Yamaha in Yamaha Motor

As announced on May 21, 2007, Yamaha Corporation (Head Office: 10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka, Japan; President: Shuji Ito; Hereinafter: Yamaha) has decided to sell a portion of the shares it holds in Yamaha Motor Co., Ltd. This sale of a portion of Yamaha Motor shares has now been completed, and the results are as follows:

Sale of Yamaha Motor Shares

(1) Number of shares sold: 13,685,000 (4.8% of Yamaha Motor shares issued and outstanding)

Number of shares held by Yamaha before the sale: 56,327,884 (19.7% of Yamaha Motor shares outstanding)

Number of shares held by Yamaha after the sale: 42,642,884 (14.9% of Yamaha Motor shares outstanding)

(2) Purchasers of the shares: Securities company (The shares were sold in block trades through a securities company)

(3) Proceeds from the sale: ¥38.2 billion

For Further Information, Please Contact

Yamaha Corporation
Public Relations Division, Public & Investor Relations Group
17-11, Takanawa 2-chome, Minato-ku, Tokyo 108-8568, Japan
(Telephone: 81-3-5488-6601)

Exhibit 1 1

Cover

Documents submitted:	Special Report
Submitted to:	Kanto Local Finance Bureau
Date submitted:	May 23, 2007
Company Name:	YAMAHA CORPORATION
Representative:	Shuji Ito, President and Representative Director
Head Office:	10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka
Telephone number:	053-460-2141
Contact executive:	Fumio Umeda, General Manager of Accounting and Finance Department
Closest Contact Address:	YAMAHA CORPORATION Business Administration Center 2-17-11 Takanawa, Minato-ku, Tokyo Telephone number: 03-5488-6611
Contact executive:	Kazushige Suto, General Manager of the Business Administration Center
Other locations where the documents is available for public inspection:	YAMAHA COPORATION Business Administration Center 2-17-11 Takanawa, Minato-ku, Tokyo YAMAHA COPORATION Business Administration Center Osaka Office 3-12-9 Minamisenba, Chuo-ku, Osaka Tokyo Stock Exchange Co., Ltd. 2 -1 Nihonbashi Kabutocho, Chuo-ku, Tokyo

1. Reason of Submission

Due to occurrence of an event extraordinarily influential to financial position as well as business results, YAMAHA is making this submission based on Article 24-5-4 of the Securities Exchange Law as well as Cabinet Order 19-2-12 and 19 on the disclosure of corporate operations.

2. Content of Report

(1) Specified date of the event concerned occurred

May 23, 2007 (Date of the sale consummated)

(2) Content of the event concerned

Yamaha Corporation (hereinafter: Yamaha) has sold a portion of the shares it holds in Yamaha Motor Co., Ltd.

・Reason of Sale:

By selling a portion of its shareholdings in Yamaha Motor, Yamaha will be able to use the proceeds for "growth investments" and "providing a higher return to its shareholders". In addition, by excluding Yamaha Motor from consolidation under the equity method, Yamaha will be able to eliminate the risk of fluctuations in performance of Yamaha Motor, which has different core businesses, on its own performance, thus Leading to greater transparency of Yamaha's own performance.

・Purchaser of the shares:

Securities company (The shares were sold in block trades through a securities company)

・Date of the sale:

May 23, 2007

・Name of the company under the equity method and its lines of business:

Name: Yamaha Motor Co., Ltd.

Lines of Business: Development, manufacture and sale of motorcycles, marine products, power products and other products

・Number of shares sold: 13,685,000

・Proceeds from the sale: ¥38.2 billion

・Gain on sale

Gain on non-consolidated base: ¥35.7 billion

Gain on consolidated base: ¥16.8 billion

・Percentage of shares held by Yamaha after sale: 14.9% of the shares outstanding

(3) Effects of the event concerned on non-consolidated performance and on consolidated performance

The effects of the share sale on non-consolidated performance and on consolidated performance in FY 2008.3 are ¥35.7 billion(Extraordinary income on non-consolidated performance) and ¥16.8 billion(Extraordinary income on consolidated performance).

Exhibit 1 2

May 23, 2007

For immediate release

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Yamaha Revises Consolidated and Non-Consolidated Outlook for FY2008.3

Yamaha Corporation (Head Office: 10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka, Japan; President: Shuji Ito; Hereinafter: Yamaha) has revised its outlook for performance for the interim period of FY2008.3 (April 1, 2007, to September 30, 2007) and the full fiscal year (April 1, 2007, to March 31, 2008), on a consolidated and non-consolidated basis, as follows:

1. **Revision of the Outlook for the Interim Period (Consolidated and Non-Consolidated)**

(April 1, 2007, to September 30, 2007)

(1) Consolidated Outlook (Millions of yen)

	Net sales	Operating income	Recurring profit	Net income
Previously announced outlook (A)	272,000	15,000	23,000	15,000
Revised outlook (B)	272,000	15,000	14,000	24,000
Change (B–A)	–	–	(9,000)	9,000
% change	–	–	(39.1)	60.0
Results from the previous term (Interim period FY2007.3)	264,517	13,840	22,931	17,471

(2) Non-Consolidated Outlook* (Millions of yen)

	Net sales	Operating income	Recurring profit	Net income
Previously announced outlook (A)	166,500	9,000	11,000	9,000
Revised outlook (B)	166,500	9,000	10,500	54,000
Change (B–A)	–	–	(500)	45,000
% change	–	–	(4.5)	500.0
Results from the previous term (Interim period FY2007.3)	169,696	10,509	13,188	9,029

*Since forecasts for non-consolidated performance were judged to have relatively little significance for making investment judgments, these were not included in the previously announced outlook.

2. Revision of the Outlook for the Full Fiscal Year (Consolidated and Non-Consolidated)

(April 1, 2007, to March 31, 2008)

(1) Consolidated Outlook (Millions of yen)

	Net sales	Operating income	Recurring profit	Net income
Previously announced outlook (A)	551,000	30,000	43,000	30,000
Revised outlook (B)	551,000	30,000	27,000	32,500
Change (B–A)	–	–	(16,000)	2,500
% change	–	–	(37.2)	8.3
Results from the previous term (Full fiscal year FY2007.3)	550,361	27,685	42,626	27,866

(2) Non-Consolidated Outlook* (Millions of yen)

	Net sales	Operating income	Recurring profit	Net income
Previously announced outlook (A)	323,000	11,500	16,000	12,000
Revised outlook (B)	323,000	11,500	15,000	57,000
Change (B–A)	–	–	(1,000)	45,000
% change	–	–	(6.3)	375.0
Results from the previous term (Full fiscal year FY2007.3)	323,043	12,558	19,860	11,310

*Since forecasts for non-consolidated performance were judged to have relatively little significance for making investment judgments, these were not included in the previously announced outlook.

3. Reasons for the Revisions

Regarding the outlook for the full fiscal year on a consolidated basis, along with the sale of a portion of the shares held by Yamaha in Yamaha Motor Co., Ltd., Yamaha Motor has been excluded from the scope of consolidation under the equity method, resulting in a decline in recurring profit of ¥9.0 billion on the interim basis, and ¥16.0 billion on the full fiscal year basis. However, the combined effect on net income of the gains from the sale of Yamaha Motor shares, and increase in additional income taxes and deferred income taxes will be an increase of ¥9.0billion on the interim basis, and ¥2.5 billion on the full fiscal year basis.

On a non-consolidated basis, along with the sale of a portion of shares held in Yamaha Motor, recurring income will be ¥0.5 billion on the interim basis and ¥1.0 billion on the full fiscal year basis lower than otherwise because of lower dividends received, but the combined effect on net income of the gains from the sale of the shares, and increase in additional income taxes and deferred income taxes will be an increase of ¥45.0 billion on the interim basis and the full fiscal year basis.

For Further Information, Please Contact

Yamaha Corporation
Public Relations Division, Public & Investor Relations Group
17-11, Takanawa 2-chome, Minato-ku, Tokyo 108-8568, Japan
(Telephone: 81-3-5488-6601)

Exhibit 1 3

May 31, 2007

For immediate release

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)
Address: 10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka

Yamaha to Establish Musical Instrument and AV Equipment Sales Subsidiary in Russia

Yamaha Corporation (Yamaha), based on its recently announced medium-term business plan "Yamaha Growth Plan 2010" has decided to establish a sales subsidiary for musical instruments and AV equipment in the Russian market, where growth is anticipated in the coming years under stable political and economic conditions.

Previously, Yamaha subcontracted its sales activities in this market to Russia-based importers, but going forward, the new sales subsidiary will play the principal role in promoting sales and building Yamaha's position in the market to accelerate sales growth.

1. Outline of New Overseas Sales Subsidiary

Name of company: OOO Yamaha Music Russia (YMR) (Registered name: OOO Yamaha Music) ("OOO" stands for "private limited company" in Russian)
Location: Moscow, Russia
Items handled: Musical instruments, professional audio equipment, AV equipment, and operation of music schools
Paid-in capital: 220 million rubles (100% invested by Yamaha)
Date of establishment: August 2007, with product imports to commence in October

2007 (All dates are scheduled)

Staffing:	At the time of establishment: Approximately 20 (including five personnel seconded from Yamaha); Five years after establishment: Approximately 50 (including five personnel seconded from Yamaha)
Sales target:	¥10 billion, three years after establishment

2. For Further Information, Please Contact

Yamaha Corporation

Public Relations Division, Public & Investor Relations Group,

Telephone: 81-3-5488-6601

END